APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Noble Pies LLC
Income Statement - unaudited
2021

	Current Period
	1/1/2021- 12/31/2021
REVENUES	
Sales	$ 934,798.00
Other Revenue	-
TOTAL REVENUES	**934,798.00**
COST OF GOODS SOLD	
Cost of Sales	114,046.00
Supplies	92,776
Other Direct Costs	29,035.00
TOTAL COST OF GOODS SOLD	235,857.00
GROSS PROFIT (LOSS)	698,941.00
OPERATING EXPENSES	
Food Service	177,809
Advertising	15,675
Non Food Supplies	22,305
Vehicles	17,929
Insurance	12,729
Processing Fees	20,590
Subsriptions and Services	32,026
Payroll Expenses	197,500
Payroll Taxes	16,451
Shipping	2,184
Rents	59,146
Bank Fees	709
Taxes, Licenses-, Fees	2,384
Telephone/Tablets	6,689
Utilities	27,328
Web Hosting and Domains	1,433
Fuel	7,201
	-
TOTAL OPERATING EXPENSES	620,088.00

OPERATING PROFIT (LOSS)   78,853.00

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)	-
Interest Expense	-
Income Tax Expense	13,821.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	13,821.00
NET INCOME	**$ 65,032.00**

NOBLE PIES, LLC

Balance Sheet	Period Ending - 12/31/22		
		2021	**2022**
		12/31/2021	12/31/2022
Assets			
Current Assets			
Cash in bank		$25,300	$40,000
Accounts receivable		-	-
Inventory		-	10,000
Prepaid expenses		-	-
Other current assets		-	-
Total Current Assets		$25,300	$40,000
Fixed Assets			
Machinery & equipment		$52,000	$123,000
Furniture & fixtures		4,000	4,000
Leasehold improvements		-	-
Land & buildings		-	-
Other fixed assets (Vehicles)		9,000	16,000
(LESS accumulated depreciation on all fixed assets)		-	-
Total Fixed Assets (net of depreciation)		$65,000	$143,000
Other Assets			
Intangibles		$-	$-
Deposits		-	-
Goodwill		-	-
Other		-	-
Total Other Assets		$-	$-
TOTAL Assets		$90,300	$183,000
Liabilities and Equity			
Current Liabilities			
Accounts payable		$-	$-
Interest payable		-	-
Taxes payable		-	-
Notes, short-term (due within 12 months)		60,000	
Current part, long-term debt		-	-
Other current liabilities		-	-
Total Current Liabilities		$60,000	$-
Long-term Debt			
Bank loans payable		$120,000	$200,000

Notes payable to stockholders		-		-
LESS: Short-term portion		-		-
Other long term debt		-		-
Total Long-term Debt		$120,000		$200,000
Total Liabilities		$180,000		$200,000
Owners' Equity				
Invested capital		$10,000		$-
Retained earnings - beginning		-		-
Retained earnings - current		-		-
Total Owners' Equity		$10,000		$10,000
Total Liabilities & Equity		$190,000		$210,000

Noble Pies, LLC
Statement of Cash Flow - unaudited
For the period ended 12-31-22

	Current Period	Prior Period
	31-Dec-22	31-Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	196,302	65,032
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	196,302	65,032
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	196,302	65,032
CASH - BEGINNING	65,032	-
CASH - ENDING	261,334	65,032

Noble Pies LLC
Income Statement - unaudited
2022

	Current Period
	1/1/2022-12/31/2022
REVENUES	
Sales	$ 1,446,624.00
Other Revenue	-
TOTAL REVENUES	**1,446,624.00**
COST OF GOODS SOLD	
Cost of Sales	278,035.00
Supplies	111,245
Other Direct Costs	28,453.00
TOTAL COST OF GOODS SOLD	417,733.00
GROSS PROFIT (LOSS)	1,028,891.00
OPERATING EXPENSES	
Food Service	222,261.25
Advertising	2,317.50
Non Food Supplies	39,992.00
Vehicles	22,411.25
Insurance	15,911.25
Processing Fees	25,737.50
Subsriptions and Services	35,873.00
Payroll Expenses	246,875.00
Payroll Taxes	20,563.75
Shipping	8,730.00
Rents	69,275.00
Bank Fees	886.25
Taxes, Licenses-, Fees	2,980.00
Telephone/Tablets	8,361.25
Utilities	44,560.50
Web Hosting and Domains	1,791.25
Fuel	9,001.25
	-
TOTAL OPERATING EXPENSES	777,528.00

OPERATING PROFIT (LOSS)   251,363.00

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Income Tax Expense   55,061.00

TOTAL INTEREST (INCOME), EXPENSE & TAXES   55,061.00

NET INCOME $ **196,302.00**

NOBLE PIES, LLC

Balance Sheet	Period Ending - 12/31/22		
	2021		**2022**
	12/31/2021		12/31/2022
Assets			
<u>**Current Assets**</u>			
Cash in bank	$25,300		$40,000
Accounts receivable	-		-
Inventory	-		10,000
Prepaid expenses	-		-
Other current assets	-		-
Total Current Assets	$25,300		$40,000
<u>**Fixed Assets**</u>			
Machinery & equipment	$52,000		$123,000
Furniture & fixtures	4,000		4,000
Leasehold improvements	-		-
Land & buildings	-		-
Other fixed assets (Vehicles)	9,000		16,000
(LESS accumulated depreciation on all fixed assets)	-		-
Total Fixed Assets (net of depreciation)	$65,000		$143,000
<u>**Other Assets**</u>			
Intangibles	$-		$-
Deposits	-		-
Goodwill	-		-
Other	-		-
Total Other Assets	$-		$-
TOTAL Assets	$90,300		$183,000
Liabilities and Equity			
<u>**Current Liabilities**</u>			
Accounts payable	$-		$-
Interest payable	-		-
Taxes payable	-		-
Notes, short-term (due within 12 months)	60,000		-
Current part, long-term debt	-		-
Other current liabilities	-		-
Total Current Liabilities	$60,000		$-
<u>**Long-term Debt**</u>			
Bank loans payable	$120,000		$200,000

Notes payable to stockholders		-		-
LESS: Short-term portion		-		-
Other long term debt		-		-
Total Long-term Debt		$120,000		$200,000
Total Liabilities		$180,000		$200,000
Owners' Equity				
Invested capital		$10,000		$-
Retained earnings - beginning		-		-
Retained earnings - current		-		-
Total Owners' Equity		$10,000		$10,000
Total Liabilities & Equity		$190,000		$210,000

Noble Pies, LLC
Statement of Cash Flow - unaudited
For the period ended 12-31-22

	Current Period	Prior Period
	31-Dec-22	**31-Dec-21**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	196,302	65,032
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	196,302	65,032
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	196,302	65,032
CASH - BEGINNING	65,032	-
CASH - ENDING	261,334	65,032

I, Lesie Noble, certify that:

1. The financial statements of Noble Pies LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Noble Pies LLC included in this Form reflects accurately the information reported on the tax return for Noble Pies LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature _Lesie Noble_

Name: Lesie Noble

Title: Owner